Mail Stop 6010


      July 13, 2005

By U.S. Mail and Facsimile to (310) 328-0697

Mr. Charles E. Phillips
Chief Financial Officer
Eye Dynamics, Inc.
2301 W. 205th Street, # 102
Torrance, CA 90501

RE: 	Eye Dynamics
      Form 10-KSB for the fiscal year ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
      File No. 000-27857

Dear Mr. Phillips,

      We have reviewed your response letter dated May 25, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-Q for the quarter ended March 31, 2005

Exhibit 31 Certifications

1. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-QSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601 of Regulation S-B.

Exhibit 32 Certifications

2. We note that the certification filed as Exhibits 32 was only signed by your CEO. These certifications must be signed by both your principal executive officer and your principal financial officer. Accordingly, please file an amendment to your Form 10-QSB that includes the entire filing together with the required certifications signed by your current CEO and CFO.

	As appropriate, please amend your March 31, 2005 Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 551-3554.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Charles E. Phillips
Eye Dynamics
July 13, 2005
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